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flagship
10:02 / 19:56

Here's the thing, we don't want to chase it too much, right? Because, the goal is freedom—freedom from stress, from debt, from limitations.That's what the rich understand. They focus on building assets that can generate income while they sleep. And you know what? Real estate is one of the other best ways to do that.


FEATURED FUND
Flagship Fund
Our Flagship Real Estate Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies: build-for-rent housing communities and multifamily and industrial assets in the Sunbelt.
4.5%
Annualized return since inception
$1.1B
Net asset value (NAV)
0.22%
Annualized distribution rate
Learn more about the Flagship Real Estate Fund →
ASSET TYPES
Build for rent
Multifamily apartments
Industrial properties
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus https://fundrise.com/ct.
Read them carefully before investing. #flagshipfundmarketing
10:06 / 19:56
Designed to harness the

That's where I think the Fundrise Flagship Fund can help you out. It's a platform designed for people who want to create true freedom without needing to own a rental property on their own or deal with tenants.

You can add a few hundred dollars in there in a few minutes and by doing so, invest your money into a fund consisting of private real estate projects, giving you access to passive income streams without the headaches. It's not about chasing happiness—it's about building a foundation for freedom. The Flagship Fund is a great opportunity to start building that foundation, brick by brick.

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FUNDRISE
FLAGSHIP FUND

Invest in $1.1 billion of real estate

- 4,700 Built-for-rent homes
- 2,549 residential units
- 3.3M sq ft of industrial facilities

Net value of the fund's assets less its liabilities as of 12/31/24.







Rental home community near Houston, TX
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For decades, real estate has been a cornerstone of the world's largest portfolios. But it was often complicated, time-consuming, and prohibitively expensive–until now. The Fundrise Flagship Fund is a $1.1 billion portfolio of institutional-caliber real estate designed to give your portfolio a new level of balance, growing your net worth for decades to come.

Select members will receive access to the Flagship Fund's portfolio of nearly 5,000 single-family homes, 3.3+ million square feet of industrial facilities, and over 2,500 multi-family assets.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/flagship. Read them carefully before investing.


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
Net value of the fund's assets less its liabilities as of 12/31/24.


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
Net value of the fund's assets less its liabilities as of 12/31/24.